                                                                   Exhibit 99(i)

                                  ROPES & GRAY
                               ONE FRANKLIN SQUARE
                               1301 K STREET, N.W.
                                 SUITE 800 EAST
                           WASHINGTON, DC 20005-3333

ONE INTERNATIONAL PLACE                                                                        30 KENNEDY PLAZA
BOSTON, MA  02110-2624                                                                  PROVIDENCE, RI  02903-2328
(617) 951-7000                                     (202) 626-3900                                (401) 455-4400
(617) 951-5050                                  FAX:  (202) 626-3961                             (401) 455-4401


                                January 25, 1999


One Group(R) Investment Trust
One Nationwide Plaza
Columbus, Ohio  43215

Ladies and Gentlemen:

         You have informed us that you intend to file a Rule 485(a) Post-Effective Amendment to your Registration Statement under the Investment Company Act of 1940, as amended, with the Securities and Exchange Commission (the "Commission") for the purpose of updating the Trust's financial information and formatting disclosure in "plain English."

         We have examined your Amended and Restated Agreement and Declaration of Trust, as further amended, as on file at the office of the Secretary of The Commonwealth of Massachusetts. We are familiar with the actions taken by your Trustees to authorize the issue and sale from time to time of your units of beneficial interest ("Shares") at not less than the public offering price of such shares and have assumed that the Shares have been issued and sold in accordance with such action. We have also examined a copy of your Code of Regulations and such other documents as we have deemed necessary for the purposes of this opinion.

         Based on the foregoing, we are of the opinion that the Shares being registered have been duly authorized and when sold will be legally issued, fully paid and non-assessable.


         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Declaration of Trust provides for indemnification out of the property of the Trust for all loss

The One Group(R) Investment Trust
January 25, 1999
Page 2


and expense of any shareholder of the Trust held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of being a shareholder is limited to circumstances in which the Trust itself would be unable to meet its obligations.

         We consent to this opinion accompanying the Post-Effective Amendment No. 10 when filed with the Commission.


                                  Very truly yours,

                                  /s/ Ropes & Gray

                                  Ropes & Gray